Exhibit 12.1

Statement Regarding Computation of Ratios of Earning to Fixed Charges

	Years Ended December 31,
	2005	2004	2003	2002	2001
		(Restated)	(Restated)	(Restated)	(Restated)
	(In thousands)
Earnings:
Income before assessments and cumulative effect of change in accounting principle	$473,406	$400,389	$281,174	$363,623	$273,255
Fixed charges	4,373,095	2,205,502	1,796,614	2,196,138	3,812,000

Earnings available for fixed charges	$4,846,501	$2,605,891	$2,077,788	$2,559,761	$4,085,255

Fixed charges:
Interest on consolidated obligations	$4,181,838	$2,127,790	$1,732,244	$2,107,472	$3,609,323
Interest on deposits	152,872	59,813	58,565	88,490	202,267
Interest on borrowings from other FHLBanks	33	9	26	20	166
Interest on securities sold under agreement to repurchase	28,776	16,593	5,682	—	—
Mandatorily redeemable capital stock	9,405	1,239	—	—	—
Interest on other borrowings	171	58	97	156	244

Fixed charges	$4,373,095	$2,205,502	$1,796,614	$2,196,138	$3,812,000

Ratio of earnings to fixed charges	1.11	1.18	1.16	1.17	1.07